 1-A/A LIVE 0001778651 XXXXXXXX 024-11014 true false false JUVA LIFE INC./Canada A1 2019 0001778651 2833 00-0000000 8 0 1500 - 885 WEST GEORGIA STREET VANCOUVER A1 V6C 3E8 833-333-5882 Rebecca DiStefano Other 1.00 0.00 0.00 0.00 1.00 0.00 0.00 0.00 1.00 1.00 0.00 0.00 0.00 0.00 0.00 0.00 Davidson & Company LLP Common 90298808 n/a n/a n/a 0 n/a n/a n/a 0 n/a n/a true true false Tier2 Audited Equity (common or preferred stock) Option, warrant or other right to acquire another security Security to be acquired upon exercise of option, warrant or other right to acquire security Y Y N Y Y N 57000000 90298808 0.5000 49875000.00 0.00 0.00 0.00 49875000.00 none 0.00 Dalmore Group, LLC 1521250.00 none 0.00 Davidson & Company LLP 25000.00 Greenberg Traurig and McMillan 150000.00 none 0.00 Various states 25000.00 136352 48003750.00 Additional expenses not outlined above are estimated at $150,000. This Offering consists of 57,000,000 Units at $0.50 per Unit and 28,500,000 Warrant Shares at $0.75 per Warrant Share. false false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A9 B0 Z4 AL AZ FL NJ ND TX WA false Juva Life, Inc. (California, USA) Common Shares 86046843 0 $5,142,294 USD Juva Life, Inc. (California, USA) Common Share Purchase Warrants 14281735 0 Included in consideration for common shares above JUVA LIFE INC./CANADA Common Shares 4251964 0 $1,488,187.40 CAD JUVA LIFE INC./CANADA Common Share Purchase Warrants 2216107 0 Included in consideration for common shares above, Plus $31,543.75 CAD. JUVA LIFE INC./CANADA Restricted Share Units 10429881 0 For services rendered Section 4(a)(2); Rule 506(b) sales not involving general solicitations; Regulation S sales to non-US persons; RSUS to accredited /sophisticated investors w/ no public offering involved & legend restricting resale.